Filed by: Hall Chadwick Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: REEcycle Holdings, Inc.
File No. of Related Registration Statement (Form S-4): 333-299219-01

Hall Chadwick Acquisition Corp. and REEcycle Unveil Proposed Board Featuring Former Senior U.S. Intelligence and Energy Officials to Advance America’s Rare Earth Supply Chain

Seven-member board includes former U.S. Deputy Director of National Intelligence Amaryllis Kennedy, former U.S. Assistant Secretary of Energy Charles McConnell and mining industry veteran Mick McMullen

DUNCAN, Oklahoma, October 27, 2026 (GLOBE NEWSWIRE) — Hall Chadwick Acquisition Corp. (Nasdaq: HCAC, HCACU, HCACR) (“HCAC”) and REEcycle Holdings, Inc. (“REEcycle”), a U.S.-based rare earth recycling company, today announced the proposed Board of Directors of REEcycle, Inc. (the “Combined Company”) in connection with the proposed business combination between HCAC and REEcycle, bringing together senior U.S. national-security and energy-policy experience with mining, industrial and capital-markets leadership experience.

The proposed appointments come as the United States intensifies efforts to secure domestic supplies of rare earth elements essential to advanced defense systems, aerospace, robotics, electric vehicles and next-generation technologies. REEcycle is developing a U.S.-based rare earth recycling platform designed to recover strategically important materials from end-of-life permanent magnets, supporting the development of a more resilient domestic supply chain.

The nominees are described in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2026 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus, and are expected to be submitted for election at HCAC’s extraordinary general meeting. Upon closing, the Combined Company’s common stock is expected to trade on Nasdaq under the proposed ticker “REC”, subject to Nasdaq approval.

Director nominees

Michael “Mick” McMullen — Executive Chairman Mr. McMullen has chaired REEcycle since August 2022. He was CEO and a director of MAC Copper Limited from 2021 until its acquisition by Harmony Gold in October 2025, and previously served as President and CEO of Detour Gold and CEO of Stillwater Mining Company. He is Executive Chair of Metals Acquisition Corp. II (NYSE: MTAL). A geologist by training, he has developed and operated mining assets across five continents.

Justin Froneman — Chief Executive Officer and Director Mr. Froneman has been CEO of REEcycle since April 2026 and a director since February 2024. He was Regional CFO for Sibanye-Stillwater’s South African and U.S. operations (2015–2021) and its Global Head of Recycling (2021–2022), and later CEO Designate of precious-metals recycler Techemet. He began his career as a precious-metals equity analyst at Macquarie, Credit Suisse and Standard Bank, and is a Chartered Accountant.

Amaryllis Kennedy — Independent Director Nominee Ms. Kennedy is a former senior U.S. intelligence official with extensive experience in national security, intelligence strategy, federal government policy and emerging technologies. She served as Deputy Director of National Intelligence for Policy and Capabilities from July 2025 to July 2026. She also served as Associate Director for Intelligence and International Affairs at the White House Office of Management and Budget, overseeing budgets involving the U.S. intelligence community, State Department, U.S. International Development Finance Corporation and Export-Import Bank. Ms. Kennedy serves on the President’s Intelligence Advisory Board and is a partner at Ballard Partners, where she co-leads the AI and Emerging Technology practice. Her experience spans national-security policy and strategic technologies.

The Honorable Charles D. McConnell — Independent Director Nominee Mr. McConnell served as U.S. Assistant Secretary of Energy for Fossil Energy (2011–2013), overseeing the Strategic Petroleum Reserve and the National Energy Technology Laboratory. He spent 31.5 years at Praxair (now Linde), including as Corporate Vice President, and served on the board of MAC Copper, where he chaired the compensation committee. He leads Carbon Management and Energy Sustainability at the University of Houston — the institution where REEcycle’s core technology was invented.

Christine O’Brien — Independent Director Nominee Christine O'Brien, has served as Vice Chair of Edelman Smithfield since September 2026 and as Interim Head of Special Situations and Investor Relations at Edelman Smithfield since May 2026. She spent twelve years at Elliott Investment Management, including as Head of Investment Stewardship (2017–2023), and has served as CFO and later CEO, Americas, of SEE Holding. She has served on the board of Triple Flag Precious Metals and is a New York CPA and Certified Fraud Examiner.

Jon Christian “JC” Evensen — Independent Director Nominee Mr. Evensen, a REEcycle director since May 2025, is President of Eucalyptus Resources, an advisory firm to institutional investors and natural-resources companies. He was President of Low Carbon Royalties, a director of Patriot Battery Metals (now PMET Resources), and previously invested in metals and mining at Luminus Management and Millennium.

Greg Woszczalski — Independent Director Nominee Mr. Woszczalski, a non-executive director of HCAC since November 2025, provides continuity from the SPAC board. He is Executive Chairman and co-founder of Dynamoney, an Australian non-bank business lender recognized in the Australian Financial Review Fast 100 and the Financial Times’ Asia-Pacific high-growth rankings, and chairs its Audit and Risk Committee. He previously co-founded 180 Group, later acquired by an ASX-listed company, and began his career at Merrill Lynch.

Board structure and Management

The Board is expected to be comprised of seven directors in three staggered classes, five of whom are expected to qualify as independent under Nasdaq rules and as independent for audit committee purposes under SEC rules, as described in the Registration Statement. The executive team is expected to be led by Mr. Froneman as CEO, with Morné Engelbrecht as Interim CFO, Tawnya Erickson as COO and Eric Carnell as General Counsel & Secretary.

Quotes

“Members of this board and management team have experience taking resource companies public and building them. Pairing that with first-hand experience of U.S. energy and national-security policy is, in our view, what a strategic domestic supplier of rare earths needs,” said Alex Bono, Chief Executive Officer of HCAC.

“Our nominees bring operating discipline, governance experience and U.S. government insight that we believe will support REEcycle’s goal of becoming a leader in rare earth recycling and processing in the United States and among its allies,” said Mick McMullen, Executive Chairman of REEcycle.

About the proposed business combination

Under the business combination agreement dated May 31, 2026 (the “Business Combination Agreement”), the total equity consideration payable to REEcycle’s equityholders is US$400 million, comprising US$350 million in base consideration and up to an additional US$50 million in contingent consideration, payable upon a commercial facility achieving an annualized production run rate of 50 tons per annum of mixed rare earth oxide. The consideration was determined through arm’s-length negotiation and does not represent an appraisal of REEcycle. The transaction is subject to a US$40 million minimum cash condition and other customary closing conditions, including HCAC shareholder approval and the Registration Statement being declared effective.

About REEcycle

REEcycle recovers rare earth elements from end-of-life permanent magnets using a patented hydrometallurgical process producing mixed rare earth oxide for magnet manufacturing. It is headquartered in Duncan, Oklahoma. Empire Capital Partners Pty Ltd is serving as lead sell-side financial advisor to REEcycle.

About Hall Chadwick Acquisition Corp.

HCAC is a Nasdaq-listed special purpose acquisition company focused on critical materials, infrastructure and energy, and defense-aligned technology. Its sponsor is Hall Chadwick LLC. Hall Chadwick Corporate (Asia) Pte Ltd is acting as corporate advisor to HCAC in connection with the proposed business combination, and Cohen & Company Capital Markets is acting as joint financial advisor, joint capital markets advisor and placement agent to HCAC.

Further information

Additional information is available on the websites of HCAC and REEcycle and via the SEC’s EDGAR database:

Hall Chadwick Acquisition Corp

REEcycle Holdings Inc.

Hall Chadwick Acquisition Corp - EDGAR

Additional Information and Where to Find It

On October 1, 2026, HCAC and REEcycle initially filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC relating to the Transactions (as defined in the Business Combination Agreement). The Registration Statement includes a proxy statement to be distributed to HCAC’s shareholders in connection with HCAC’s solicitation of proxies for the shareholder vote in connection with the Transactions, including the election of the director nominees described in this press release, the prospectus relating to the offer of securities to be issued in connection with the Transactions, and other matters described in the Registration Statement. Following the effectiveness of the Registration Statement as declared by the SEC, HCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, HALL CHADWICK ACQUISITION CORP.’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AND ANY AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH HALL CHADWICK ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, MERGER AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT HALL CHADWICK ACQUISITION CORP., REECYCLE, AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to HCAC, Attn: Corporate Secretary, 1 North Bridge Road #18-06 High Street Centre Singapore, 179094.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

REEcycle, HCAC, and their respective directors, executive officers, management and employees, and the director nominees named in this press release, under SEC rules, may be deemed to be participants in a solicitation of proxies of HCAC’s shareholders in connection with the Transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of HCAC’s directors and executive officers in the Registration Statement, including the proxy statement/prospectus included therein, as well as HCAC’s other filings with the SEC, including HCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026, as amended on September 23, 2026, and as further amended on September 30, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of HCAC’s shareholders in connection with the Transactions are set forth in the Registration Statement, which includes a proxy statement/registration statement, along with information concerning the interests of REEcycle’s and HCAC’s participants in the solicitation. Such interests may in some cases be different from those of REEcycle’s or HCAC’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or exemptions therefrom. Investors should consult with their counsel as to the applicable requirements for HCAC to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This press release includes “forward-looking statements” with respect to HCAC and REEcycle. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Transaction, the expected composition and independence of the board of directors and management of the Combined Company, the expected listing of the Combined Company’s common stock on Nasdaq, and REEcycle’s future financial or operating performance. The expectations, estimates, and projections of the businesses of HCAC and REEcycle may differ from their actual results, and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “project,” “budget,” “forecast,” “plan,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of REEcycle and/or HCAC), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements; (2) the outcome of any legal proceedings that may be instituted against REEcycle, HCAC or others following the announcement of the Transaction; (3) the inability to complete the Transaction due to the failure to obtain consents and approvals of shareholders or the SEC’s declaration of the effectiveness of the Registration Statement; (4) failure to obtain financing to complete the transactions or to satisfy other conditions to closing, including the minimum cash condition; delays or failures to obtain necessary regulatory approvals required to complete the transactions; (5) changes to the proposed structure of the Transaction as a result of applicable laws, regulations or conditions; (6) the risk that the Transaction disrupts current plans and operations of REEcycle; (7) projections, estimates and forecasts of revenue and other financial and performance metrics; (8) projections about industry trends and market opportunity; expectations relating to the demand for REEcycle’s services; (9) REEcycle’s ability to scale and grow its business, including achieving the production run rate required for payment of any contingent consideration; (10) the cash position of REEcycle following the closing; (11) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of REEcycle to successfully commercialize its business, and REEcycle’s ability to source and maintain key relationships with management and key employees; (12) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (13) costs related to the Transaction; (14) the risk that the director nominees are not elected or do not serve, or that the Combined Company’s securities are not approved for listing on Nasdaq; (15) the possibility that REEcycle and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (16) the risk that REEcycle does not ever enter into any definitive agreements in connection with commercialization of its technology; (17) the risk that REEcycle is pursuing an emerging market; (18) the amount of redemption requests made by the HCAC public shareholders; and (19) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by HCAC and/or REEcycle, including the Registration Statement, and HCAC’s other filings with the SEC. In addition, there may be additional risks that neither HCAC nor REEcycle presently know, or that REEcycle currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, REEcycle and HCAC do not undertake any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by REEcycle and HCAC, or any other person, that the events or circumstances described in such statement are material.